UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2013

Date:	July 22, 2013
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the fiscal year ended March 31, 2013

(1) Operating results

	(in millions of yen, except per share data)
	For the fiscal years ended March 31,
	2013	2012

Total revenue	4,495,430	4,036,532

Income before income tax expense	1,415,871	849,942

Net income attributable to Mitsubishi UFJ Financial Group	1,069,124	416,231

Basic earnings per common share — net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	74.30	28.17

Diluted earnings per common share — net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	74.16	28.09

Comprehensive income attibutable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2013 and 2012 were ¥2,239,871 million and ¥448,492 million, respectively.

Notes:

1. Average number of shares outstanding

	(in thousands of shares)
	For the fiscal years ended March 31,
	2013	2012
Common stock	14,148,060	14,140,136

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Net income available to common shareholders of Mitsubishi UFJ Financial Group.”

(2) Financial condition

	(in millions of yen)
	As of March 31,
	2013	2012
Total assets	230,559,276	215,202,514
Total Mitsubishi UFJ Financial Group shareholders’ equity	10,608,795	8,583,158

(3) Cash flows

	(in millions of yen)
	For the fiscal years ended March 31,
	2013	2012
Net cash provided (used in) by operating activities	(2,164,910)	592,879
Net cash used in investing activities	(1,800,255)	(10,364,250)
Net cash provided by financing activities	4,291,533	9,787,852
Cash and cash equivalents at end of period	3,619,253	3,230,409

This report is an excerpt of certain highlights from our consolidated financial information under U.S. GAAP that is included in the company’s annual report on Form 20-F (the “Form 20-F”) to be filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on assumptions and other estimates such as economic factors, our business plan and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, fluctuations in interest rates, foreign currency exchange rates and stock prices, and legal proceedings and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2013	2012
Assets:
Cash and due from banks	3,619,253	3,230,409
Interest-earning deposits in other banks	8,111,887	5,897,732
Call loans and funds sold	618,596	451,433
Receivables under resale agreements	5,659,512	4,481,863
Receivables under securities borrowing transactions	2,615,172	3,282,656
Trading account assets	40,826,384	34,953,245
Investment securities:
Securities available for sale—carried at fair value	58,844,069	57,740,401
Securities being held to maturity—carried at amortized cost	2,131,164	2,385,368
Other investment securities	889,952	909,765

Total investment securities	61,865,185	61,035,534

Loans, net of unearned income, unamortized premiums and deferred loan fees	98,590,229	92,298,243
Allowance for credit losses	(1,335,987)	(1,285,507)

Net loans	97,254,242	91,012,736

Premises and equipment—net	1,059,054	987,474
Accrued interest	255,192	250,351
Customers’ acceptance liability	90,216	88,082
Intangible assets—net	866,153	896,483
Goodwill	417,956	354,283
Deferred tax assets	514,679	950,395
Other assets	6,785,795	7,329,838

Total assets	230,559,276	215,202,514

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	15,327,957	14,980,210
Interest-bearing	103,003,820	99,610,994
Overseas offices:
Non-interest-bearing	3,481,750	2,708,186
Interest-bearing	26,396,212	22,194,340

Total deposits	148,209,739	139,493,730

Call money and funds purchased	4,010,582	2,796,221
Payables under repurchase agreements	15,700,394	13,572,712
Payables under securities lending transactions	3,992,950	4,978,917
Due to trust account	633,029	627,331
Other short-term borrowings	11,608,598	10,881,525
Trading account liabilities	14,969,482	11,967,182
Obligations to return securities received as collateral	3,034,547	3,639,838
Bank acceptances outstanding	90,216	88,082
Accrued interest	136,712	152,836
Long-term debt	12,182,358	12,593,062
Other liabilities	5,048,689	5,552,631

Total liabilities	219,617,296	206,344,067

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock	442,100	442,100
Common stock	1,646,035	1,645,144
Capital surplus	6,348,133	6,378,619
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	1,361,620	482,535
Accumulated other comprehensive income (loss), net of taxes	574,347	(596,400)
Treasury stock, at cost	(3,011)	(8,411)

Total Mitsubishi UFJ Financial Group shareholders’ equity	10,608,795	8,583,158
Noncontrolling interests	333,185	275,289

Total equity	10,941,980	8,858,447

Total liabilities and equity	230,559,276	215,202,514

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income

	For the fiscal years ended March 31,
(in millions of yen)	2013	2012
Interest income:
Loans, including fees	1,577,770	1,595,097
Deposits in other banks	27,304	39,963
Investment securities:
Interest	266,640	307,812
Dividends	104,187	104,634
Gain on conversion rate adjustment of convertible preferred stock	—	139,320
Trading account assets	394,788	315,742
Call loans and funds sold	7,046	6,918
Receivables under resale agreements and securities borrowing transactions	49,786	86,470

Total	2,427,521	2,595,956

Interest expense:
Deposits	212,067	228,858
Call money and funds purchased	6,961	8,157
Payables under repurchase agreements and securities lending transactions	56,862	86,947
Due to trust account	665	647
Other short-term borrowings and trading account liabilities	52,342	61,657
Long-term debt	227,521	253,873

Total	556,418	640,139

Net interest income	1,871,103	1,955,817
Provision for credit losses	144,542	223,809

Net interest income after provision for credit losses	1,726,561	1,732,008

Non-interest income:
Fees and commissions income	1,160,874	1,099,963
Foreign exchange gains (loss) —net	(38,955)	34,302
Trading account profits—net	570,276	667,285
Investment securities gains—net	155,957	19,384
Equity in earnings (losses) of equity method investees—net	60,210	(499,427)
Gains on sales of loans	14,773	15,645
Other non-interest income	144,774	103,424

Total	2,067,909	1,440,576

Non-interest expense:
Salaries and employee benefits	932,399	900,144
Occupancy expenses—net	151,138	150,808
Fees and commission expenses	209,782	204,734
Outsourcing expenses, including data processing	198,134	191,089
Depreciation of premises and equipment	94,035	94,777
Amortization of intangible assets	207,568	212,229
Impairment of intangible assets	3,378	30,986
Insurance premiums, including deposit insurance	98,711	115,376
Communications	47,095	49,276
Taxes and public charges	66,862	65,641
Provision (reversal) for repayment of excess interest	(23)	37
Other non-interest expenses	369,520	307,545

Total	2,378,599	2,322,642

Income before income tax expense	1,415,871	849,942
Income tax expense	296,020	429,191

Net income before attribution of noncontrolling interests	1,119,851	420,751
Net income attributable to noncontrolling interests	50,727	4,520

Net income attributable to Mitsubishi UFJ Financial Group	1,069,124	416,231

Income allocable to preferred shareholders:
Cash dividends paid	17,940	17,940

Net income available to common shareholders of Mitsubishi UFJ Financial Group	1,051,184	398,291

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	74.30	28.17
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	74.16	28.09

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the fiscal years ended March 31,
(in millions of yen)	2013	2012
Net income before attribution of noncontrolling interests	1,119,851	420,751
Other comprehensive income
Net unrealized holding gains on investment securities	628,470	174,839
Net unrealized gains on derivatives qualifying for cash flow hedges	3,423	437
Pension liability adjustments	79,997	(94,215)
Foreign currency translation adjustments	467,259	(49,543)

Total other comprehensive income	1,179,149	31,518

Comprehensive income	2,299,000	452,269

Net income attributable to noncontrolling interests	50,727	4,520
Other comprehensive income (loss) attributable to noncontrolling interests	8,402	(743)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	2,239,871	448,492

Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more

	As of March 31,
(in millions of yen)	2013	2012
Nonaccrual loans:
Domestic:
Manufacturing	213,181	200,074
Construction	37,530	40,098
Real estate	205,959	127,824
Services	87,103	86,015
Wholesale and retail	250,241	237,977
Banks and other financial institutions	13,993	7,802
Communication and information services	32,125	33,418
Other industries	43,585	49,212
Consumer	269,641	288,402

Total domestic	1,153,358	1,070,822

Foreign:
Governments and official institutions	66	93
Banks and other financial institutions	21,814	20,188
Commercial and industrial	87,628	72,750
Other	32,247	25,982

Total foreign	141,755	119,013

Total	1,295,113	1,189,835

Restructured loans:
Domestic	847,728	830,853
Foreign	138,119	92,276

Total	985,847	923,129

Accruing loans contractually past due 90 days or more:
Domestic	41,216	65,446
Foreign	328	131

Total	41,544	65,577

Total	2,322,504	2,178,541